Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2015 FOURTH QUARTER AND FULL YEAR RESULTS

Financial Highlights for Fiscal 2015 Fourth Quarter and Full Year

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Revenue less service costs(2) increased 28.4% YoY to $36.4 million in 4Q15 and increased 32.0% YoY to $ 138.9 million in FY15.

•	Revenue less service costs(2) for Hotels and packages increased 49.5% YoY in 4Q15 and 57.8% YoY in FY15. Hotels and packages contribution increased to 45.2% in 4Q15 versus 38.8% in 4Q14 and increased to 44.9 % in FY15 versus 37.6% in FY14.

•	Gross Bookings(5) reached $404.4 million in 4Q15 and $1.65 billion in FY15, representing a YoY increase of 19.4% and 32.2% respectively. Gross bookings for Hotels and packages increased by 15.8% in 4Q15 and by 50.1% in FY15.

•	Transactions for Hotels and packages increased by 32.2% YoY in 4Q15 and 59.3% YoY in FY15. Transactions for air ticketing grew by 39.8% YoY in 4Q15 and 35.8% YoY in FY15.

Gurgaon, India and New York, May 14, 2015 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fourth fiscal quarter and full fiscal year ended March 31, 2015.

“Fiscal 2015 was a year of significant progress and achievement for the MakeMyTrip team,” said Deep Kalra, Group Chairman and Group CEO. “In line with the strategic objectives we had shared at the beginning of the year, our hotels and packages business accounted for 45% of our full year revenue less service costs. In the fiscal fourth quarter, mobile users accounted for more than 40% of total online traffic and 22% of online transactions in India. In the coming fiscal year, we will work to continue our strong growth momentum while optimizing costs as we scale and lead the online travel market in India.”

(in thousands except EPS)	3 months Ended March 31, 2014	3 months Ended March 31, 2015	YoY Change	YoY Change in constant currency(1)	Year Ended March 31, 2014	Year Ended March 31, 2015	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$60,851.0	$68,593.7	12.7%	14.3%	$255,374.6	$299,661.7	17.3%	18.9%
Results from Operating Activities	($2,814.3)	($4,981.4)			($15,321.6)	($14,540.0)
Loss for the period	($2,662.7)	($5,942.8)			($20,905.6)	($18,358.0)
Diluted loss per share	($0.07)	($0.14)			($0.55)	($0.44)
Financial Summary as per non-IFRS measures
Revenue Less Service Costs(2)	$28,527.7	$36,367.0	27.5%	28.4%	$106,395.1	$138,948.8	30.6%	32.0%
Air Ticketing	$16,094.0	$18,675.7	16.0%	17.0%	$62,051.5	$71,509.2	15.2%	16.7%
Hotels & packages	$11,060.7	$16,453.2	48.8%	49.5%	$39,992.9	$62,614.7	56.6%	57.8%
Other	$1,373.0	$1,238.1	-9.8%	-8.9%	$4,350.7	$4,824.9	10.9%	12.4%
Adjusted Operating Profit (Loss)(3)	($1,344.8)	($961.7)			($3,451.2)	$455.6
Adjusted Net Loss (4)	($525.7)	($1,742.2)			($7,279.3)	($2,771.0)
Adjusted Diluted loss per share(4)	($0.01)	($0.04)			($0.19)	($0.07)

Operating Metrics
Gross Bookings(5)	$341,842.5	$404,374.0	18.3%	19.4%	$1,261,217.5	$1,648,376.8	30.7%	32.2%
Air Ticketing	$250,721.6	$299,738.1	19.6%	20.6%	$943,699.1	$1,175,379.2	24.6%	26.1%
Hotels & packages	$91,120.8	$104,636.0	14.8%	15.8%	$317,518.4	$472,997.6	49.0%	50.1%
Number of Transactions
Air Ticketing	1035.4	1447.8	39.8%		3999.2	5432.8	35.8%
Hotels & packages	282.1	373.0	32.2%		869.8	1385.5	59.3%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, direct cost related to registration of shares by shareholders, gain on bargain purchase, merger and acquisitions related expenses, severance cost related to a prior acquisition and amortization of acquisition related intangibles.
(4)	Loss for the period excluding employee share-based compensation costs, direct cost related to public offerings, gain on bargain purchase, severance cost related to a prior acquisition, merger and acquisitions related expenses, amortization of acquisition related intangibles, net change in value of financial liability in business combination, net loss on change in fair value of derivative financial instrument and income tax expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (5) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Recent Developments

Investment in Inspirock Inc.

In April 2015, we acquired approximately 18% of the equity shares of Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for developing customizable itineraries. We believe that this investment will help us further enhance our capabilities in the online tour planning space. This acquisition was completed through our Innovation Fund, which was formed to make investments of up to $3.0 million in start-ups or early-stage companies in the travel technology space.

Other Information

Share Repurchase

The following table provides information about purchases made by us during the periods presented of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/14	40,242		$12.63	40,242	$24,490,893
04/01/14 – 04/30/14	NIL	$	NIL	NIL	$24,490,893
05/01/14 – 05/31/14	NIL	$	NIL	NIL	$24,490,893
06/01/14 – 06/30/14	NIL	$	NIL	NIL	$24,490,893
07/01/14 – 07/31/14	NIL	$	NIL	NIL	$24,490,893
08/01/14 – 08/31/14	NIL	$	NIL	NIL	$24,490,893
09/01/14 – 09/30/14	NIL	$	NIL	NIL	$24,490,893
10/01/14 – 10/31/14	NIL	$	NIL	NIL	$24,490,893
11/01/14 – 11/30/14	NIL	$	NIL	NIL	$24,490,893
12/01/14 – 12/31/14	NIL	$	NIL	NIL	$24,490,893
01/01/15 – 01/31/15	NIL	$	NIL	NIL	$24,490,893
02/01/15 – 02/28/15	NIL	$	NIL	NIL	$24,490,893
03/01/15 – 03/31/15	20,000		$20.83	20,000	$24,074,275

Total	60,242		$15.37	60,242	$24,074,275

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. As of March 31, 2015, we had remaining authority to repurchase up to approximately $24.07 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2015 Fourth Quarter Financial Results

Revenue. We generated revenue of $68.6 million in the quarter ended March 31, 2015, an increase of 12.7% (14.3% in constant currency) over revenue of $60.9 million in the quarter ended March 31, 2014.

Air Ticketing. Revenue from our air ticketing business increased by 19.1% (20.1% in constant currency) to $19.5 million in the quarter ended March 31, 2015 from $16.4 million in the quarter ended March 31, 2014. Our revenue less service costs increased by 16.0% (17.0% in constant currency) to $18.7 million in the quarter ended March 31, 2015 from $16.1 million in the quarter ended March 31, 2014. This was primarily due to an increase in gross bookings of 19.6% (20.6% in constant currency) and a 39.8% increase in the number of transactions year over year, partially offset by a small decrease in net revenue margin (defined as revenue less service cost as a percentage of gross bookings) from 6.4% in the quarter ended March 31, 2014 to 6.2% in the quarter ended March 31, 2015. Our net revenue margin was comparable to our net revenue margins of 6.0% and 6.1% for the quarter ended December 31, 2014 and for the fiscal year ended March 31, 2015, respectively. The transaction growth in the fourth quarter of fiscal year 2015 was largely driven by special fares offered by Indian domestic carriers and the ongoing shift from offline to online booking channels in both our domestic and international air ticketing business.

Hotels and Packages. Revenue from our hotels and packages business increased by 11.0% (12.8% in constant currency) to $47.9 million in the quarter ended March 31, 2015, from $43.1 million in the quarter ended March 31, 2014. Our revenue less service costs increased by 48.8% (49.5% in constant currency) to $16.5 million in the quarter ended March 31, 2015 from $11.1 million in the quarter ended March 31, 2014. This was due to an increase in gross bookings of 14.8% (15.8% in constant currency), a 32.2% increase in the number of transactions year over year and an increase in net revenue margin from 12.1% in the quarter ended March 31, 2014 to 15.7% in the quarter ended March 31, 2015. The increased margins during the reported quarter were driven by higher volumes and better negotiated rates with our suppliers in the low season quarter and higher performance linked and other incentives provided to us by our suppliers based on target achievement. The year-on-year transaction growth in this segment was driven by strong growth in our standalone hotel booking business, partially aided by full quarter impact of our acquisition of the Easytobook Group in February 2014.

Other Revenue. Our other revenue decreased to $1.2 million in the quarter ended March 31, 2015 from $1.4 million in the quarter ended March 31, 2014, primarily due to decrease in advertising revenue, partially offset by increase in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 27.5% (28.4% in constant currency) to $36.4 million in the quarter ended March 31, 2015 from $28.5 million in the quarter ended March 31, 2014, primarily as a result of a 48.8% (49.5% in constant currency) increase in our hotels and packages revenue less service costs and a 16.0% (17.0% in constant currency) increase in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses increased by 40.3% to $11.7 million in the quarter ended March 31, 2015 from $8.4 million in the quarter ended March 31, 2014. This increase was on account of higher employee share-based compensation costs in the quarter ended March 31, 2015 and consolidation of the Easytobook Group into our financial results, which we acquired in February 2014. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 0.3% year over year and increased by 0.1% over the previous quarter.

Other Operating Expenses. Other operating expenses increased by 23.0% to $27.7 million in the quarter ended March 31, 2015 from $22.5 million in the quarter ended March 31, 2014, primarily as a result of an increase in advertisement expenses to accelerate growth in our hotels and packages business, increases in payment gateway charges, in line with the growth in our business and full quarter consolidation of the Easytobook Group into our financial results.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $5.0 million in the quarter ended March 31, 2015 as compared to a loss of $2.8 million in the quarter ended March 31, 2014. Excluding the effects of our employee share-based compensation costs, amortization of acquisition related intangibles for the fourth quarter of both fiscal years 2015 and 2014, gain on bargain purchase and merger and acquisitions related expenses for the fourth quarter of fiscal year 2014, we would have recorded an operating loss of $1.0 million in the quarter ended March 31, 2015 as compared with an operating loss of $1.3 million in the quarter ended March 31, 2014.

Net Finance Income (Cost). Our net finance cost was $0.9 million in the quarter ended March 31, 2015 as compared to a net finance income of $0.2 million in the quarter ended March 31, 2014, primarily due to higher foreign exchange losses due to weakening of the Euro and the Indian rupee versus the U.S. dollar partially offset by higher interest income earned on bank deposits in the quarter ended March 31, 2015.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended March 31, 2015 was $5.9 million as compared to a loss of $2.7 million in the quarter ended March 31, 2014. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination and income tax expense for the fourth quarter of both fiscal years 2015 and 2014; and merger and acquisitions related expenses, direct cost related to public offerings and gain on bargain purchase for the fourth quarter of fiscal year 2014, we would have recorded a net loss of $1.7 million in the quarter ended March 31, 2015 and a net loss of $0.5 million in the quarter ended March 31, 2014.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.14 for the quarter ended March 31, 2015 as compared to diluted loss per share of $0.07 in the quarter ended March 31, 2014. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination and income tax expense for the fourth quarter of both fiscal years 2015 and 2014; and merger and acquisitions related expenses, direct cost related to public offerings and gain on bargain purchase for the fourth quarter of fiscal year 2014, as mentioned in the preceding paragraph, diluted loss per share would have been $0.04 in the quarter ended March 31, 2015, compared to diluted loss per share of $0.01 in the quarter ended March 31, 2014.

Fiscal 2015 Full Year Financial Results

Revenue. We generated revenue of $299.7 million in the year ended March 31, 2015, an increase of 17.3% (18.9% in constant currency) over revenue of $255.4 million in the year ended March 31, 2014.

Air Ticketing. Revenue from our air ticketing business increased by 11.7% (13.1% in constant currency) to $74.3 million in the year ended March 31, 2015 from $66.5 million in the year ended March 31, 2014. Our revenue less service costs increased by 15.2% (16.7% in constant currency) to $71.5 million in the year ended March 31, 2015 from $62.1 million in the year ended March 31, 2014. This growth was driven by an year on year increase of 35.8% in air ticketing transactions for the full fiscal year and an increase in gross bookings of 24.6% (26.1% in constant currency) to $1.2 billion in the year ended March 31, 2015 from $0.9 billion in the year ended March 31, 2014 partially offset by a decrease in net revenue margin from 6.6% in the year ended March 31, 2014 to 6.1% in the year ended March 31, 2015. Our net revenue margin was comparable to our net revenue margins of 6.0% and 6.2% for the quarter ended December 31, 2014 and March 31, 2015, respectively. The transaction growth in the fiscal year 2015 was largely driven by special fares offered by Indian domestic carriers and the ongoing shift from offline to online booking channels in both our domestic and international air ticketing business.

Hotels and Packages. Revenue from our hotels and packages business increased by 19.5% (21.2%% in constant currency) to $220.5 million in the year ended March 31, 2015 from $184.5 million in the year ended March 31, 2014. Our revenue less service costs increased by 56.6% (57.8% in constant currency) to $62.6 million in the year ended March 31, 2015 from $40.0 million in the year ended March 31, 2014. This growth was due to an increase in gross bookings by 49.0% (50.1% in constant currency), a 59.3% increase in the number of transactions and an expansion of net revenue margins from 12.6% in the year ended March 31, 2014 to 13.2% in the year ended March 31, 2015. The increased margins during the reported year were driven by higher volumes, better negotiated rates with our suppliers and higher performance linked and other incentives provided to us by our suppliers based on target achievement. The growth in this segment was further aided by full year impact of consolidation of Easytobook Group into our financial results, which we acquired in February 2014.

Other Revenue. Our other revenue increased to $4.8 million in the year ended March 31, 2015 from $4.4 million in the year ended March 31, 2014, primarily due to an increase in facilitation fees from travel insurance sales.

Total Revenue less Service Costs. Our total revenue less service costs increased by 30.6% (32.0% in constant currency) to $138.9 million in the year ended March 31, 2015 from $106.4 million in the year ended March 31, 2014. This growth resulted from a 56.6% (57.8% in constant currency) increase in our hotels and packages revenue less service costs and an increase of 15.2% (16.7% in constant currency) in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses increased by 19.1% to $44.3 million in the year ended March 31, 2015 from $37.2 million in the year ended March 31, 2014. This increase was on account of higher employee share-based compensation costs and an annual increase in wage rates in the year ended March 31, 2015 and full year impact of consolidation of the Easytobook Group into our financial results, which we acquired in February 2014. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 152 basis points year over year in the year ended March 31, 2015.

Other Operating Expenses. Other operating expenses increased by 27.4% to $102.1 million in the year ended March 31, 2015 from $80.1 million in the year ended March 31, 2014, primarily as a result of an increase in advertisement expenses to accelerate growth in our hotels and packages business, payment gateway charges in line with the growth in our business and full year impact of consolidation of Easytobook Group acquisition.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $14.5 million in the year ended March 31, 2015 versus a loss of $15.3 million in the year ended March 31, 2014. Excluding the effects of our employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles for both fiscal years 2015 and 2014, direct cost related to registration of shares by shareholders and gain on bargain purchase for fiscal year 2014 and severance cost related to a prior acquisition for fiscal year 2015, we would have recorded an operating profit of $0.5 million in the year ended March 31, 2015 compared with an operating loss of $3.5 million in the year ended March 31, 2014.

Net Finance Income (Costs). Our net finance cost decreased by 34% to $3.5 million in the year ended March 31, 2015 from a cost of $5.3 million in the year ended March 31, 2014, primarily due to higher interest income earned on bank deposits partially offset by higher foreign exchange losses due to weakening of the Euro and the Indian rupee versus the U.S. dollar in the year ended March 31, 2015 and higher provisioning of loss on trade and other receivables in the year ended March 31, 2014.

Profit (Loss) for the year. As a result of the foregoing factors, our loss for the year ended March 31, 2015 was $18.4 million as compared to a loss of $20.9 million in the year ended March 31, 2014. Excluding the effects of our employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles and income tax expense for both fiscal years 2015 and 2014, direct cost related to registration of shares by shareholders, net loss on change in the fair value of derivative financial instruments and gain on bargain purchase for fiscal year 2014 and severance cost related to prior acquisition for fiscal year 2015, we would have recorded a net loss of $2.8 million in the year ended March 31, 2015 as against a net loss of $7.3 million in year ended March 31, 2014.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.44 for the year ended March 31, 2015 as compared to loss per share of $0.55 in the corresponding prior fiscal year. Adjusted for our employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles and income tax expense for both fiscal years 2015 and 2014, direct cost related to registration of shares by shareholders, net loss on change in the fair value of derivative financial instruments and gain on bargain purchase for fiscal year 2014 and severance cost related to prior acquisition for fiscal year 2015, as mentioned in the preceding paragraph, diluted loss per share would have been $0.07 in the year ended March 31, 2015 as compared to diluted loss per share of $0.19 in the year ended March 31, 2014.

Fiscal Year 2015-16 Outlook

As we get into Fiscal 2016, we remain optimistic of our future long term growth prospects, driven by the low penetration of hotels booked online, as well as the way mobile is likely to change the way Indians transact. Accordingly, we plan to focus on driving mobile adoption and further improving the business mix in favor of Hotels and Packages. We will continue to invest in these areas of strategic growth while drawing leverage on other operating spends like personnel, selling and general administrative costs. We also expect further compression on the air ticketing margins in Fiscal 2016. Accordingly, we initiate our full year revenue less service costs guidance for fiscal 2016 with a constant currency growth range of 22% to 26%.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter and year ended March 31, 2015 beginning at 10:00 a.m. EDT on May 14, 2015. To participate, please dial + 1-877-703-6105 from within the U.S. or +1-857-244-7304 from any other country. Thereafter, callers will be prompted to enter the participant passcode 75185465. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one month by dialing +1-888-286-8010 and using passcode 21500048. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the Company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and profit (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), merger and acquisition related expenses, direct cost related to registration of shares by the shareholders, severance cost related to a prior acquisition, gain on bargain purchase, direct cost related to public offerings, net change in value of financial liability related to business combination, net (gain) loss on change in the fair value of derivative financial instruments and income tax benefit (expense)) provide investors and analysts a more accurate representation of the Company’s operating results.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 6, 2014, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand), the ITC Group (Thailand) and the Easytobook Group (Netherlands). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 24,000 hotels and guesthouses in India, more than 225,000 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31
	2014	2015
Assets
Property, plant and equipment	8,533	8,900
Intangible assets and goodwill	39,241	36,000
Trade and other receivables, net	983	901
Investment in equity-accounted investees	1,123	1,696
Other investments	3,973	5,938
Term deposits	75,656	864
Non-current tax assets	6,515	11,766
Other non-current assets	476	473

Total non-current assets	136,500	66,538

Inventories	516	1,997
Current tax assets	2,184	88
Trade and other receivables, net	28,373	28,951
Term deposits	29,514	92,628
Other current assets	34,739	40,346
Cash and cash equivalents	38,011	49,857

Total current assets	133,337	213,867

Total assets	269,837	280,405

Equity
Share capital	21	21
Share premium	238,423	242,662
Reserves	(1,482)	571
Accumulated deficit	(81,805)	(100,181)
Share based payment reserve	20,092	28,612
Foreign currency translation reserve	(13,663)	(14,427)

Total equity attributable to equity holders of the Company	161,586	157,258
Non-controlling interest	714	596

Total equity	162,300	157,854

Liabilities
Loans and borrowings	203	362
Employee benefits	963	1,345
Deferred revenue	2,353	3,147
Deferred tax liabilities	277	226
Other non-current liabilities	7,668	987

Total non-current liabilities	11,464	6,067

Loans and borrowings	115	137
Trade and other payables	86,214	103,655
Deferred revenue	1,336	4,149
Other current liabilities	8,408	8,543

Total current liabilities	96,073	116,484

Total liabilities	107,537	122,551

Total equity and liabilities	269,837	280,405

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended March 31,		For the year ended March 31,
	2014	2015	2014	2015

Revenue
Air ticketing	16,369	19,492	66,523	74,325
Hotels and packages	43,109	47,863	184,501	220,512
Other revenue	1,373	1,238	4,351	4,825

Total revenue	60,851	68,593	255,375	299,662
Other income	1,168	123	1,312	853
Service cost
Procurement cost of hotel and packages services	32,049	31,410	144,508	157,897
Cost of air tickets coupon	275	817	4,471	2,816
Personnel expenses	8,366	11,738	37,221	44,318
Other operating expenses	22,482	27,654	80,116	102,069
Depreciation and amortization	1,662	2,079	5,692	7,955

Result from operating activities	(2,815)	(4,982)	(15,321)	(14,540)

Finance income	1,201	897	2,442	3,168
Finance costs	994	1,762	7,776	6,712

Net finance Income (costs)	207	(865)	(5,334)	(3,544)

Share of loss of equity-accounted investees	(52)	(17)	(171)	(139)

Loss before tax	(2,660)	(5,864)	(20,826)	(18,223)
Income tax expense	(3)	(79)	(79)	(135)

Loss for the period	(2,663)	(5,943)	(20,905)	(18,358)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	550	912	(2,768)	(776)
Net change in fair value of available-for-sale financial assets	(16)	1,451	(986)	1,965

	534	2,363	(3,754)	1,189

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability	(4)	(62)	64	(142)

Other comprehensive income (loss) for the period, net of tax	530	2,301	(3,690)	1,047

Total comprehensive loss for the period	(2,133)	(3,642)	(24,595)	(17,311)

Profit (Loss) attributable to:
Owners of the Company	(2,707)	(5,948)	(20,934)	(18,252)
Non-controlling interest	44	5	29	(106)

Loss for the period	(2,663)	(5,943)	(20,905)	(18,358)

Total comprehensive income (loss) attributable to:
Owners of the Company	(2,178)	(3,657)	(24,615)	(17,193)
Non-controlling interest	46	16	20	(118)

Total comprehensive loss for the period	(2,132)	(3,641)	(24,595)	(17,311)

Loss per share
Basic	(0.07)	(0.14)	(0.55)	(0.44)
Diluted	(0.07)	(0.14)	(0.55)	(0.44)

Weighted average number of shares
Basic	38,309,439	41,922,168	37,832,246	41,808,897
Diluted	38,309,439	41,922,168	37,832,246	41,808,897

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity

Balance as at April 1, 2014	21	238,423	(526)	(956)	(81,805)	20,092	(13,663)	161,586	714	162,300
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(18,252)	—	—	(18,252)	(106)	(18,358)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(764)	(764)	(12)	(776)
Net change in fair value of available-for-sale financial assets	—	—	—	1,965	—	—	—	1,965	—	1,965
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	(142)	—	—	(142)	—	(142)

Total other comprehensive income (loss)	—	—	—	1,965	(142)	—	(764)	1,059	(12)	1,047

Total comprehensive income (loss) for the year	—	—	—	1,965	(18,394)	—	(764)	(17,193)	(118)	(17,311)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	12,363	—	12,363	—	12,363
Issue of ordinary shares on exercise of share based awards	—	3,976	—	—	—	(3,825)	—	151	—	151
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	18	(18)	—	—	—	—
Own shares acquired	—	—	(417)	—	—	—	—	(417)	—	(417)
Re-issue of own shares to settle the financial liability	—	263	505	—	—	—	—	768	—	768

Total transactions with owners	—	4,239	88	—	18	8,520	—	12,865	—	12,865

Balance as at March 31, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the year ended March 31,
	2014	2015

Loss for the year	(20,905)	(18,358)
Adjustments for non-cash items	21,124	24,182
Change in working capital	(4,176)	5,003

Net cash generated from (used in) operating activities	(3,957)	10,827

Net cash generated from (used in) investing activities	(64,453)	5,418

Net cash generated from (used in) financing activities	72,459	(2,721)

Increase (decrease) in cash and cash equivalents	4,049	13,524
Cash and cash equivalents at beginning of the year	35,635	38,011
Effect of exchange rate fluctuations on cash held	(1,673)	(1,678)

Cash and cash equivalents at end of the year	38,011	49,857

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands)

	Three months ended March 31,
	Air ticketing		Hotels and packages		Others		Total
	2014	2015	2014	2015	2014	2015	2014	2015

Revenue as per IFRS	16,369	19,492	43,109	47,863	1,373	1,238	60,851	68,593

Less:
Service cost as per IFRS	275	817	32,049	31,410	—	—	32,324	32,227

Revenue less service cost	16,094	18,676	11,061	16,453	1,373	1,238	28,528	36,367

	Year ended March 31,
	Air ticketing		Hotels and packages		Others		Total
	2014	2015	2014	2015	2014	2015	2014	2015

Revenue as per IFRS	66,523	74,325	184,501	220,512	4,351	4,825	255,375	299,662

Less:
Service cost as per IFRS	4,471	2,816	144,508	157,897	—	—	148,979	160,713

Revenue less service cost	62,052	71,509	39,993	62,615	4,351	4,825	106,395	138,949

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended March 31,		For the year ended March 31,
(Unaudited)	2014	2015	2014	2015

Result from operating activities as per IFRS	(2,814)	(4,981)	(15,322)	(14,540)
Add: Employee share-based compensation costs	2,062	3,580	11,097	12,308
Add: Direct cost related to registration of shares by shareholders	—	—	115	—
Less: Gain on bargain purchase	(1,168)	—	(1,168)	—
Add: Merger and acquisitions related expenses	189	—	439	350
Add: Acquisition related intangibles amortization	388	440	1,389	1,700
Add: Severance cost related to a prior acquisition	—	—	—	638

Adjusted Operating Loss	(1,345)	(962)	(3,451)	456

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended March 31,		For the year ended March 31,
(Unaudited)	2014	2015	2014	2015

Profit (Loss) for the period as per IFRS	(2,663)	(5,943)	(20,905)	(18,358)
Add: Employee share-based compensation costs	2,062	3,580	11,097	12,308
Add: Direct cost related to public offerings	391	—	505	—
Less: Gain on bargain purchase	(1,168)	—	(1,168)	—
Add: Acquisition related intangibles amortization	388	440	1,389	1,700
Add: Severance cost related to a prior acquisition	—	—	—	638
Add : Net loss on change in fair value of derivative financial instrument	—	—	204	—
Add: Merger and acquisitions related expenses	189	—	439	350
Add (Less): Net change in value of financial liability related to business combination	274	102	1,082	456
Less: Income tax expense	3	79	79	135

Adjusted Net Loss	(526)	(1,742)	(7,279)	(2,771)

Adjusted Earnings (Loss) per share
Diluted	(0.01)	(0.04)	(0.19)	(0.07)

	For the three months ended March 31, 2015,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	19.1%	11.0%	-9.8%	12.7%	16.0%	48.8%	-9.8%	27.5%
Impact of Foreign Currency Translation	1.0%	1.8%	0.9%	1.6%	1.0%	0.8%	0.9%	0.9%

Constant Currency Growth	20.1%	12.8%	-8.9%	14.3%	17.0%	49.5%	-8.9%	28.4%

	For the year ended March 31, 2015,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	11.7%	19.5%	10.9%	17.3%	15.2%	56.6%	10.9%	30.6%
Impact of Foreign Currency Translation	1.4%	1.6%	1.5%	1.6%	1.5%	1.3%	1.5%	1.4%

Constant Currency Growth	13.1%	21.2%	12.4%	18.9%	16.7%	57.8%	12.4%	32.0%

MAKEMYTRIP LIMITED

OPERATING DATA (Unaudited)

	For the three months ended March 31,		For the year ended March 31,
	2014	2015	2014	2015
	(Amounts in USD thousands, except percentages)
Number of transactions
Air ticketing	1,035.4	1,447.8	3,999.2	5,432.8
Hotels and packages	282.1	373.0	869.8	1,385.5

Revenue less service cost:
Air ticketing	16,094.0	18,675.7	62,051.5	71,509.2
Hotels and packages	11,060.7	16,453.2	39,992.9	62,614.7
Other revenue	1,373.0	1,238.1	4,350.7	4,824.9

	28,527.7	36,367.0	106,395.1	138,948.8

Gross Bookings
Air ticketing	250,721.6	299,738.1	943,699.1	1,175,379.2
Hotels and packages	91,120.8	104,636.0	317,518.4	472,997.6

	341,842.5	404,374.0	1,261,217.5	1,648,376.8

Net revenue margins
Air ticketing	6.4%	6.2%	6.6%	6.1%
Hotels and packages	12.1%	15.7%	12.6%	13.2%

Combined net revenue margin for air ticketing and hotels and packages	7.9%	8.7%	8.1%	8.1%